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SFP 09 2008

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08032694

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   07/01/07   AND ENDING   06/30/08

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane, #415

                  (No. and Street)

Los Angeles, CA 90067

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tyrone H. Wynfield   310-553-7200

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silvano & Lombard, Certified Public Accountants, A Professional Corporation

                 (Name – *if individual, state last, first, middle name*)

3848 Carson Street, Suite 212, Torrance, CA 90503

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Tyrone H. Wynfield _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc. _____ , as of _____ June 30 _____ , 20 08 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____ Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Hagen Securities, Inc. (a California corporation) as of June 30, 2008 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Silvano & Lombard

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 22, 2008

3848 CARSON STREET ♦ SUITE 212 ♦ TORRANCE, CA 90503 ♦ PHONE (310) 540-8080 ♦ FAX (310) 540-8280

Hagen Securities, Inc.
Balance Sheet
June 30, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	139,344
Total current assets		139,344
Property and equipment:		
Vehicle		63,000
Less: accumulated depreciation		(14,811)
Property and equipment, net		48,189
Other assets:		
Investment in real estate investment trust		6,917
Total other assets		6,917
Total assets	$	194,450

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Payroll taxes payable	$	56
Advance from shareholder		50,000
Total current liabilities		50,056
Shareholder's equity:		
Common stock, $1 par value, 100,000 shares authorized, 10,000		
shares issued and outstanding		10,000
Retained earnings		134,394
Total shareholder's equity		144,394
Total liabilities and shareholder's equity	$	194,450

The accompanying notes are an integral part of this balance sheet.

Hagen Securities, Inc.
Statement of Income
For the Year Ended June 30, 2008

Revenue:		
Commissions and royalties	$	422,858
Due diligence fee		12,062
Expense reimbursements		34,327
Total revenue		469,247
Operating expenses:		
Officer compensation		325,000
Pension plan expense		46,000
Medical expense reimbursements		41,694
Rent		15,000
Payroll taxes		11,212
Office expense		11,354
Depreciation		4,175
Computer expense		7,962
Automobile expense		2,877
Travel		2,221
Broker dealer fees		2,940
Accounting		3,225
Meals and entertainment		3,971
Taxes and licenses		1,181
Total operating expenses		478,812
Loss from operations		(9,565)
Other income:		
Interest and dividend income		12,547
Total other income		12,547
Loss before credit for income taxes		2,982
Provision for income taxes		36
Net income	$	2,946

The accompanying notes are an integral part of this statement.

-2-

Hagen Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2008

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Totals
Balance June 30, 2007	10,000	$ 10,000	$ 134,394	$ 144,394
Net income	-	-	2,946	2,946
Balance June 30, 2008	10,000	$ 10,000	$ 137,340	$ 147,340

The accompanying notes are an integral part of this statement.

Hagen Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:		
Net income	$	2,946
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation and amortization		4,175
Increase in income taxes payable		235
Decrease in other assets		2,778
Total adjustments		7,188
Net cash provided by operating activities		10,134
Cash flow from investing activities		-
Cash flow from financing activities:		
Decrease in advances from shareholder		(15,000)
Net cash used by financing activities		(15,000)
Net decrease in cash and equivalents		(4,866)
Cash and equivalents, beginning of year		139,344
Cash and equivalents, end of year	$	134,478
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes	$	1,179
Cash paid during the year fo interest expense	$	204

Hagen Securities, Inc.
Notes to Financial Statements
June 30, 2008

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Hagen Securities, Inc. (the "Company") was incorporated on August 9, 1990 under the laws of the State of California. The Company is a broker-dealer licensed with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Its primary business activity is the sale of public and private direct participation programs.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less from the balance sheet date to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and are depreciated over estimated lives ranging from five to ten years using the straight line method of depreciation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement (accrual basis) and tax basis (cash basis) of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Net Capital Requirements
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-3), which requires the maintenance of minimum net capital. At June 30, 2008, the Company had net capital of $97,344 which was $92,344 in excess of the required amount.

Note 3 – Retirement Plan
The Company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company's contribution was equal to 25% of the employee's annual salary up to the maximum allowable amount permitted by the Internal Revenue Code and totaled $46,000.

Note 4 – Investment in Real Estate Investment Trust
In April 2004, the Company purchased 2,777.7778 shares of G REIT, Inc. for $25,000. G REIT, Inc. is a public but untraded real estate investment trust. The investment is recorded at historical cost, net of principal distributions received by the Company since its initial investment.

Note 5 – Income Taxes

The only temporary timing difference giving rise to a deferred tax liability is the accrual basis of accounting being used for financial statement purposes while the Company's tax returns are prepared using the cash basis of accounting. However, for the year ended June 30, 2008, the differences between the accrual and cash methods of accounting were immaterial and no deferred taxes have been recorded in the accompanying financial statements.

Note 6 – Business Risk Concentration

The Company's revenue is derived primarily from commissions and reimbursed expenses related to the sale of private and public non-traded offerings in the real estate and oil and gas industries. The Company's revenue comes primarily from commissions received from five different sponsors. Revenue from each of the sponsors accounted for 33%, 24%, 19%, 13% and 11% of such revenue.

Note 7 – Related Party Transactions

The Company leases office space from its sole shareholder on a month-to-month basis. During the year ended June 30, 2008 the amount of rent paid was $15,000.

Hagen Securities, Inc.
Computation of Net Capital for Brokers and Dealers Pursuant
To Rule 15c3-3
For the Year Ended June 30, 2008

1.	Total shareholder's equity from balance sheet (Page 2)	$ 147,340
2.	Deduct unallowable assets for net capital computation	(48,153)
3.	Net capital before haircuts	99,187
4.	Haircuts - investment security	(1,843)
5.	Net capital	$ 97,344
6.	Total aggregate indebtedness included in balance sheet	$ 35,291
7.	Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,353
8.	Minimum dollar net capital required	$ 5,000
9.	Net capital requirement (greater of line 7 or 8)	$ 5,000
10.	Excess net capital (line 5 less line 9)	$ 92,344
11.	Excess net capital at 1000% (net capital on line 5 less 10% of total aggregate indebtedness on line 6)	$ 93,815

Reconciliation of Computation of Net Capital for Brokers and Dealers
Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no differences between the net capital as presented in the unaudited Part IIa, Focus Report filing as of June 30, 2008 and the audited financial statements presented herewith.

Information relating to determination of reserve requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3 (K) (2) (ii).

Information relating to possession or control requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Such functions are handled by a clearing broker or dealer outside of the Company. Thus, the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Hagen Securities, Inc. for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. The recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited

may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than those specified parties.

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 22, 2008

END